December 14, 2009

Mr. Fred Gardner

Manager, PFGI II, LLC

1789 Highland Way

Steamboat Springs, CO  80487

Dear Fred;

This letter agreement will define the terms of an extension and modification to the Amended and Restated Loan Agreement and Promissory Note between Good Times Drive Thru Inc. and Good Times Restaurants Inc and PFGI II, LLC, dated July 1, 2008, as amended on April 20, 2009.   These terms will be incorporated into an Amended and Restated Loan Agreement and Promissory Note effective as of January 1, 2010.

1.       The maturity date for all outstanding principal and interest under the note will be extended to December 31, 2012.

2.       The interest rate will be fixed at 3% over the fixed rate charged by Bank of Colorado, or 8.65%.

3.       Principal and interest will be due monthly based upon a 25 year amortization of the $2,500,000 note, with the balance due upon maturity.

4.       All of the collateral remains the same as under the existing loan agreement and the Amended & Restated Promissory Note and Loan Agreement will include restated collateral agreements.   Any proceeds from the sale of any of the collateral will go toward the payment of outstanding principal on the note and the remaining balance will be re-amortized over a 25 year schedule, with principal and interest payable monthly.   No additional draws may be made on the loan as principal is paid down.

5.       Good Times will pay a .5% loan fee on January 2, 2010 and upon the maturity of the note.

6.       Good Times will issue to PFGI II, LLC warrants for the purchase of common stock equal to 5% of the note ($125,000.00).  The exercise price of the warrants shall be the average market price of the stock during the 20 trading days prior to January 2, 2010 and the warrants shall be exercisable until December 31, 2012.  The warrants are detachable from the note and if the note is prepaid in full or in part, the warrants will remain exercisable for their term.

If the terms of this letter agreement are acceptable, please sign where provided below and we will prepare amended note and loan agreements effective as of January 1, 2010.

Good Times Restaurants, Inc.                                                            PFGI II, LLC

Good Times Drive Thru Inc.

/s/ Boyd E. Hoback	/s/ Fred Gardner
Boyd Hoback, President & CEO	Fred Gardner, Manager